

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

<u>Via Fax & U.S. Mail</u>

Mr. James Cowan
President and Chief Executive Officer
American Railcar Industries, Inc.
100 Clark Street
St. Charles, Missouri 63301

   Re: **American Railcar Industries, Inc.**
     Form 10-K for the year ended December 31, 2009
     Filed March 12, 2010
     File No. 0-51728

Dear Mr. Cowan:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

         Sincerely,

         Linda Cvrkel
         Branch Chief